UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 4, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

4 October 2005

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Persons Discharging Managerial Responsibilities and Connected Persons

(Listing Rules & Disclosure Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority and the Group's Securities Dealing Code.

We (the entities) advise the following information under the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group's Securities Dealing Code.

Name of person discharging managerial responsibilities	Mr R W Kirkby
Date of last notice	N/A
Date issuer informed of transaction	28 September 2005
Date and place of transaction	28 and 29 September 2005 on Australian Stock Exchange

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the person discharging managerial responsibilities.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)

Mr Kirkby has an indirect interest in ordinary shares in BHP Billiton Limited. The registered holders are UBS Private Clients Aust. Pty Limited and BHP Billiton Employee Share Plan Pty Ltd. Mr Kirkby is the beneficial owner.

No. of securities held prior to change	538,550
Class	Ordinary shares in BHP Billiton Limited
Number acquired	-
Number disposed	163,020
Value/Consideration	50,000 at A$21.90 per share, 50,000 at A$21.95 per share & 63,020 at A$22.35 per share
No. of securities held after change	375,530
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market sales on 28 September 2005 and 29 September 2005.
Any additional information

Mr Kirkby also has a direct interest in 100,124 ordinary shares in BHP Billiton Limited, of which 95,534 are subject to holding arrangements, relating to the final payment on the Executive Share Scheme (ESS) partly paid ordinary shares.

Mr Kirkby also directly holds 85,000 ESS partly paid ordinary shares in BHP Billiton Limited paid up to A$1.36.

Mr Kirkby's spouse also holds 2,066 ordinary shares in BHP Billiton Limited.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connected Person if applicable)	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)

Total number of securities over which options or other rights held at the date of this notice

           22,597             21,078 maximum number of Medium
                                   Term Incentive Performance Rights to
                                   22,597 ordinary shares of BHP Billiton
                                   Limited

          110,391             Vested Performance Shares to 110,391
                                    ordinary shares of BHP Billiton
                                    Limited

            58,031             maximum number of Group Incentive
                                    Scheme Performance Shares

            58,031             Vested Deferred Shares to 58,031
                                     ordinary shares of BHP Billiton
                                     Limited

            57,450              maximum number of Group Incentive
                                     Scheme Deferred Shares

          225,000              maximum number of Performance
                                     Shares under the Long Term Incentive
                                     Plan

          ----------

            531,500            Total

Any additional information	-

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 4 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary